SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Antenna Products, Inc.
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                        (Title of Class of Securities)

                                 036728103000
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                                (CUSIP Number)

                               Edward A. Onders
                          BAE SYSTEMS Aerospace Inc.
                               One Hazeltine Way
                              Greenlawn, NY 11740
                                (631) 262-8201
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 1, 2000
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                 SCHEDULE 13D


CUSIP No.      036728103000

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BAE SYSTEMS Aerospace Inc.
          I.R.S. No. EIN 06-1230719
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

          OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES              165,888
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               O
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               165,888
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          165,888
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.77%
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  14   TYPE OF REPORTING PERSON*

          CO
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



Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Antenna Products, Inc. ("Issuer"), a Delaware corporation, whose principal executive office is located at 1209 Orange Street, Wilmington, Delaware 19801.


Item 2.   Identity and Background.

          The person filing this statement is BAE SYSTEMS Aerospace Inc. ("BSAI"), a Delaware corporation whose principal office and principal business address is 164 Totowa Road, Wayne, New Jersey 07474, and which is an indirect, wholly-owned subsidiary of BAE SYSTEMS plc of Farnborough, Hampshire, England.

          During the last five years, neither BSAI nor, to the knowledge of BSAI, any executive officer or director of BSAI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The attached Schedule I is a list of the directors and executive officers of BSAI which contains the following information with respect to each such person:

          (a)  name;

          (b)  business address; and

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          Each person identified on Schedule I hereto is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

          The information presented in Item 4 below is incorporated herein by reference.


Item 4.   Purpose of Transaction.

          The shares of Common Stock were acquired by BSAI as partial payment of the purchase price paid by the Issuer in acquiring certain of the assets of BAE SYSTEMS Aerospace Inc., Advanced Systems ("Advanced Systems"), an operating unit of BSAI. Depending on market conditions in the future, after one year, BSAI intends from time to time to sell any or all such shares.


Item 5.   Interest in Securities of the Issuer.

          (a) As of May 1, 2000, BSAI beneficially owned 165,888 shares of Common Stock, representing 7.77% of the 2,135,728 shares of Common Stock reported as outstanding.

          (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

          (c) BSAI received beneficial ownership of all its shares of Common Stock on May 1, 2000, in exchange for the transfer of certain assets of Advanced Systems to the Issuer.

          (d)  None.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information presented in Items 3, 4 and 5 above is incorporated herein by reference.


Item 7.   Material to Be Filed as Exhibits.

          Not applicable.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  May 9, 2000                      BAE SYSTEMS AEROSPACE INC.,

                                            by  /s/  EDWARD A. ONDERS
                                              ---------------------------
                                              Name:  Edward A. Onders
                                              Title: Assistant Secretary

                                                                    Schedule I



                      Name, Business Address, and Present
                     Principal Occupation or Employment of
                     the Directors and Executive Officers
                         of BAE SYSTEMS Aerospace Inc.


Directors and                                     Present Principal
Executive Officers     Business Address           Occupation

Mark Ronald            1601 Research Boulevard    President and Chief
(Director)             Rockville, MD 20850        Executive Officer, BAE
                                                  SYSTEMS North America
                                                  Inc.
John A. Currier        1601 Research Boulevard    Vice President, Contracts
(Director)             Rockville, MD 20850        and Compliance, and
                                                  Secretary, BAE
                                                  SYSTEMS North America
                                                  Inc.
George R. Melton       6500 Tracor Lane           President and Chief
                       Austin, TX 78725           Executive Officer, BAE
                                                  SYSTEMS Aerospace
                                                  Sector

Jeffrey L. Markel      164 Totowa Road            President, BAE
                       Wayne, NJ 07474            SYSTEMS Aerospace
                                                  Inc., CNI

Raymond E.             One Hazeltine Way          President, BAE
Daugherty              Greenlawn, NY 11740        SYSTEMS Aerospace
                                                  Inc., Advanced Systems

Richard P.             6500 Tracor Lane           Vice President, Finance,
Williamson             Austin, TX 78725           BAE SYSTEMS
                                                  Aerospace Sector

Susan Finkel           6500 Tracor Lane           Vice President and General
                       Austin, TX 78725           Counsel, BAE SYSTEMS
                                                  Aerospace Sector

Robert Murphy          1601 Research Boulevard    Vice President, Finance,
                       Rockville, MD 20850        and Chief Financial
                                                  Officer, BAE SYSTEMS
                                                  North America Inc.

Directors and                                     Present Principal
Executive Officers     Business Address           Occupation

Trudy A. Downing       164 Totowa Road            Vice President and General
                       Wayne, NJ 07474            Counsel, BAE SYSTEMS
                                                  Aerospace Inc., CNI

Edward A. Onders       One Hazeltine Way          Vice President, Law and
                       Greenlawn, NY 11740        Contracts, BAE
                                                  SYSTEMS Aerospace
                                                  Inc., Advanced Systems